Contact

www.linkedin.com/in/niina-al-hassan (LinkedIn)

Top Skills

Entrepreneurship
Data Analysis
Marketing

Languages

French

Niina Al-Hassan

Founder & CEO @ Maven Curation
New York

Summary

Experienced problem solver with a passion for product, design and building new ventures.

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Experience

Maven Curation
Founder & CEO
July 2021 - Present (10 months)
New York, United States

Primary Venture Partners
Founder Fellow
November 2021 - January 2022 (3 months)
New York, New York, United States

Co-Created
Entrepreneur In Residence
July 2020 - November 2021 (1 year 5 months)

Co-Created is a venture studio that spun out of Prehype, extending a 10+ year track record to continue building startups with some of the world's best companies and entrepreneurs.

Human Ventures
5 months

Product Manager
June 2020 - July 2020 (2 months)

MBA Intern
March 2020 - June 2020 (4 months)

Integral Ad Science
Product Manager - MBA Intern
June 2019 - December 2019 (7 months)
New York, New York

Novus Partners, Inc.
Associate
October 2016 - June 2018 (1 year 9 months)
New York, NY

J.P. Morgan
Analyst
June 2014 - October 2016 (2 years 5 months)
Greater New York City Area

Foreign Exchange Corporate Derivatives

J.P. Morgan
Summer Analyst
June 2013 - August 2013 (3 months)
Greater New York City Area

Fixed Income and Foreign Exchange Corporate Derivatives

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Education

Northwestern University - Kellogg School of Management
Master of Business Administration - MBA · (2018 - 2020)

Northwestern University
Master of Science - MS, McCormick School of Engineering | Design
Innovation · (2018 - 2020)

Brown University
Bachelor of Arts - BA, Business, Entrepreneurship and
Organizations · (2010 - 2014)

Washington State University
Running Start Program · (2009 - 2010)